FORM 4


[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(h) OF THE INVESTMENT COMPANY ACT OF 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Eames,                           Sarah                 L.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    Allied Healthcare International Inc.
    555 Madison Avenue, 30th Floor
--------------------------------------------------------------------------------
                                    (Street)


--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Allied Healthcare International Inc. (ADH)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     December 6, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [ ] 10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

                      President and Chief Operating Officer
     --------------------------------------------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     [X]  Form Filed by One Reporting Person
     [ ]  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                          2A.                    4.                              Securities     Owner-
                               2.         Deemed                 Securities Acquired (A) or      Beneficially   ship
                               Trans-     Execution 3.           Disposed of (D)                 Owned          Form:     7.
                               action     Date,     Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                               Date       if any    Code         ------------------------------- Reported       (D) or    Indirect
1.                             (Month/    (Month/   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security               Day        Day      ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                      Year)      Year)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   12/6/02              J(1)           2,813         A    $9.03(1)   493,912(2)       D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                                                                                              (Over)
                                                                                                                         Page 1 of 2

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                           9.
                                                                                                           Number    10.
                                                                                                           of        Owner-
                                                                                                           Deriv-    ship
                                                                                                           ative     Form
            2.                                                                                             Secur-    of
            Conver-                              5.                              7.                        ities     Deriv-   11.
            sion                                 Number of                       Title and Amount          Bene-     ative    Nature
            or                                   Derivative    6.                of Underlying     8.      ficially  Secur-   of
            Exer-            3A.        4.       Securities    Date              Securities        Price   Owned     ities:   In-
            cise             Deemed     Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
            Price   3.       Execut-    action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.          of      Trans-   ion        Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of    Deriv-  action   Date if    (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative  ative   Date     any        8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security    Secur-  (Month/  (Month/    ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)  ity     Day/Year) Day/Year) Code V   (A)   (D)     cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Right to
Funding Note
(right to
acquire
Funding Note
representing
the right
to acquire                                                                     Common
Common Stock) $0.00(1)  12/6/02         J(1)             2,813 7/25/02 None    Stock       2,813             0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Explanation of Responses:

(1) On July 25, 2002, Allied Healthcare International Inc. (the "Company") consummated a reorganization (the "Reorganization") involving the Company and two of its U.K. subsidiaries, Allied Healthcare Group Limited ("Allied
     Healthcare (UK)") and Transworld Healthcare (UK) Limited ("TWUK"). The net effect of the Reorganization was that TWUK became a wholly-owned subsidiary of the Company and all of the senior subordinated promissory notes (the
     "Promissory Notes") of Allied Healthcare (UK) were replaced by Series A
     Convertible Preferred Stock of the Company. The Reorganization was effected pursuant to a Reorganization Agreement (the "Reorganization Agreement"), dated as of April 24, 2002, as amended on May 16, 2002 and June 26, 2002, among the Company, Allied Healthcare (UK), TWUK and certain other persons.
     In the Reorganization, Ms. Eames was issued shares of Series A Convertible
     Preferred Stock of the Company in exchange for the principal amount of her Promissory Note. In addition, as a result of the consummation of the Reorganization and pursuant to the provisions of the Reorganization
     Agreement, accrued and unpaid payment-in-kind ("PIK") interest through June
     17, 2002 in the amount of (pound sterling) 16,130 (approximately $25,411 as of July 25, 2002) on the Promissory Note held by Ms. Eames was exchanged for shares of Common Stock of the Company in accordance with the following procedure: (a) PIK interest on the Promissory Note ceased to accrue as of June 17, 2002, the date specified in the Reorganization Agreement; (b)
     Allied Healthcare (UK) was obligated to issue to Ms. Eames a funding note
     ("Funding Note") in the principal amount of the accrued PIK interest on her Promissory Note through June 17, 2002; and (c) when issued, the Funding
     Note was exchanged for shares of Common Stock of the Company at the ratio of 0.3488 shares of Common Stock for every (pound sterling) 2.00 in principal amount of the Funding Note. In accordance with the foregoing, on December 6, 2002, Allied Healthcare (UK) issued Ms. Eames a Funding Note in the principal amount of (pound sterling) 16,130 and, on the same date, such Funding Note was exchanged for 2,813 shares of Common Stock. As a result of the foregoing, Ms. Eames exchanged (pound sterling) 16,130 (approximately
     $25,411 as of July 25, 2002) in PIK interest for 2,813 shares of Common
     Stock of the Company, resulting in a purchase price of $9.03 per share of Common Stock.

(2)  Excludes 310,000 shares of Common Stock subject to options held by Ms.
     Eames, 250,000 of which are exercisable as of the date hereof, and 21,580 shares of Common Stock issuable upon the conversion of the 21,580 shares of Series A Convertible Preferred Stock of the Company held by Ms. Eames.


            /s/ Sarah L Eames                                December 8, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

    **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
         See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).